                                                    Filed by 724 Solutions Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: TANTAU Software, Inc.
                        Exchange Act File Number of 724 Solutions Inc.: 1-15641

[MATERIALS POSTED ON 724 SOLUTIONS INC. WEBSITE:
NOVEMBER 29, 2000]


724 SOLUTIONS TO HOST ANALYST AND INVESTOR CONFERENCE CALL TO DISCUSS ACQUISITION OF TANTAU SOFTWARE

TORONTO, CANADA AND AUSTIN, TEXAS NOVEMBER 29, 2000 - 724 Solutions Inc. (NASDAQ: SVNX and TSE: SVN), will host a conference call Wednesday, November 29, 2000 at 4:30 p.m. (EST) to discuss its acquisition of TANTAU Software, a provider of software and professional services that enable enterprises to conduct high-volume, secure, mobile transactions.

Individuals within North America wishing to access the conference call should dial 1-800-252-8302. Those individuals calling from outside North America should dial 1-416-641-6708

                 TO LISTEN TO THE CALL ONLINE PLEASE CLICK HERE.

You will need the Real Audio Software to listen to this call online. If you require this software, please CLICK HERE.

TODAY'S CALL:
WHAT:            724 Solutions Analyst Conference Call
WHEN:            Wednesday, November 29, 2000 at 4:30 p.m. (EST) Participants
                 should dial-in no later than 4:20 p.m.
DIAL-IN NUMBER:  1-800-252-8302 (North America)
                 1-416-641-6708 for callers outside North America
PASSCODE:        Conference ID number: 17100074
LIVE WEBCAST:    Available at www.724.com
REBROADCAST      Wednesday, November 29, 2000 immediately following the call
TIME:            through Friday, December 1, 2000 at 5:30 p.m. (EST)
REBROADCAST      1-800-558-5253 (North America)
NUMBER:          1-416-626-4100 for callers outside North America
REBROADCAST      Conference ID number 17104448 (North America)
PASSCODES:       Conference ID number 17100074 for callers outside North America

NEED TO READ THE PRESS RELEASE?

     724 Solutions acquires TANTAU Software...

[See press release filed as part of Form 425 by 724 Solutions and TANTAU Software on November 29, 2000.]


QUESTIONS?

     ANSWERS TO FREQUENTLY ASKED QUESTIONS

BIOGRAPHY

     JOHN SIMS

     PRESIDENT AND CHIEF EXECUTIVE OFFICER
     TANTAU SOFTWARE


                    724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE

--------------------------------------------------------------------------------

TRANSACTION SUMMARY:

Terms:                     724 Solutions to issue 19 million(1) shares and options
Total Value:               $375 million(2)
Ownership:                 68% 724 Solutions / 32% TANTAU Software(3)
Accounting:                Purchase
Closing:                   First Quarter Calendar 2001
Combined Company Name:     724 Solutions Inc.

STRATEGIC RATIONALE:
- The combined company will be a premier worldwide provider of highly scalable infrastructure and application software enabling secure mobile transactions through Internet-enabled wireless and consumer electronics devices.
- The transaction accelerates 724 Solutions' global business plan, providing immediate global size and scale with 665 employees and strong operations across North America, Europe and Asia.
- The combined company's customer base establishes it as the leading provider of mobile transaction infrastructure software to global banks and brokerages and provides significant cross-selling opportunities.
- The combined customer base includes: BBVA Bancomer, Bank of America, Bank of Montreal, Chase Manhattan Bank, Citigroup, claritybank.com, Commerzbank, Credit Suisse, Harris Bank, New Zealand Stock Exchange, SE Banken, MeritaNordbanken, Rabobank International, Wachovia and Wells Fargo.
    - The management team of Chairman Greg Wolfond, CEO John Sims, and CFO Karen Basian brings together tremendous track records for driving growth, significant experience in the software and telecommunications businesses, and a team dedicated to delivering value to shareholders.
    - 724 Solutions and TANTAU indicated that they are seeking to substantially improve their combined operating performance and add additional customers worldwide. Combined, the companies will have cash and equivalents in excess of $200 million, providing a strong platform for further growth.

MANAGEMENT/BOARD STRUCTURE:
   -  Chairman: Greg Wolfond (current 724 Solutions founder, chairman and CEO)
   - Chief Executive Officer: John Sims (current TANTAU co-founder, president and CEO)
   - Chief Financial Officer: Karen Basian (current 724 Solutions chief financial officer)
   - 724 Solutions' Board of Directors will expand to twelve members to include John Sims and three others to be appointed by TANTAU.


      --------
      (1) Includes shares issuable upon the exercise of TANTAU options that will be assumed by 724 Solutions.
      (2) An approximate value based on 724 Solutions' closing stock price on November 28, 2000.
      (3) On a fully diluted basis.

724 SOLUTIONS TO ACQUIRE TANTAU SOFTWARE

FREQUENTLY ASKED QUESTIONS

WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?
Under the terms of the definitive agreement, 724 Solutions will issue in the aggregate 19 million shares and options to TANTAU shareholders in exchange for their shares.

WHAT WILL BE THE OWNERSHIP STRUCTURE OF THE COMBINED COMPANY?
Upon completion of the transaction, 724 Solutions shareholders will own approximately 68 percent of the combined Company and TANTAU shareholders will own approximately 32 percent on a fully diluted basis.

HOW WILL THE ACQUISITION BE ACCOUNTED FOR?
The acquisition will be accounted for as a purchase.

WHO WILL LEAD THE COMBINED COMPANY?
Greg Wolfond, founder, current chairman and chief executive officer of 724 Solutions, will continue to serve as chairman of the Company. TANTAU co-founder, president and chief executive officer John Sims will serve as chief executive officer of 724 Solutions. Karen Basian, chief financial officer of 724 Solutions, will continue in her current position.

WILL THE COMPOSITION OF THE 724 SOLUTIONS BOARD OF DIRECTORS CHANGE?
Yes. As part of the transaction, 724 Solutions will be adding four seats to its board of directors. The new directors will be John Sims and three other nominees of TANTAU.

WHERE WILL THE COMPANY BE HEADQUARTERED?
724 Solutions will maintain executive offices in Toronto, Canada and Austin, Texas.

WHAT WILL THE COMBINED COMPANY BE CALLED?
724 Solutions

WHEN DO YOU EXPECT TO CLOSE THE TRANSACTION?
We expect to close the transaction before the end of the first quarter 2001.

IS THERE A BREAK-UP FEE?
No.

IS THERE A COLLAR?
No.

IS 724 REQUIRED TO FILE A PROXY STATEMENT?
No, but 724 will file registration statements with the SEC to register the shares to be issued at the closing and that are subject to stock options.

WHAT IS THE REGULATORY APPROVAL PROCESS?
The transaction is subject to customary closing conditions including compliance with the Hart-Scott Rodino Antitrust Improvements Act, and the registration of the new shares to be issued by 724 Solutions at the closing.

HOW LONG DO YOU EXPECT THE REGULATORY APPROVAL PROCESS TO TAKE?
We expect to close the transaction in the first quarter of 2001.

HOW LONG WILL THE INTEGRATION TAKE?
We cannot begin the integration until the transaction has closed; however, we expect that we will proceed very rapidly.

WHAT IS THE CURRENT NUMBER OF EMPLOYEES FOR BOTH COMPANIES?
724 Solutions has approximately 490 employees and TANTAU Software has approximately 175.

WILL THIS IMPACT 724'S TSE LISTING STATUS?
No. 724 Solutions will continue to be listed on the TSE and NASDAQ exchanges.

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN, WHEN IT IS FILED BY 724 SOLUTIONS AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY 724 SOLUTIONS AND TANTAU SOFTWARE WHEN THEY BECOME AVAILABLE WITH THE SECURITIES EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. THE REGISTRATION STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM 724 SOLUTIONS BY DIRECTING YOUR REQUEST TO: MONICA ZAIED AT MZAIED@724.COM

                       GREG WOLFOND
                       CHAIRMAN & CEO
                       Greg has considerable experience in designing and developing some of the world's best financial services software applications. He is the Chairman and CEO of 724 Solutions Inc. as well as the owner of Blue Sky Capital Corporation and a principal of Bayshore Capital Corporation.

                       Greg founded Footprint Software Inc., a highly successful financial services software company specializing in object-oriented financial technologies. Footprint's clients include some of the largest financial institutions in the world. Footprint has won many awards for being a fast growing and best-managed company - over a five year period sales grew from $4 million to $100 million. Among Greg's many accomplishments at Footprint is the Footprint Headstart program, which trained over 2000 students on Java.

                       In May of 1995, Greg sold Footprint to IBM. He continued with IBM for two years managing Footprint and focusing on IBM's network computing technology for the financial services and securities industries. Greg left IBM in the summer of 1997 to create 724 Solutions and focus on technology convergence.

                       Greg was a winner of the prestigious Financial Post Top 40 under 40 achievement award in 1995.

                       CHRISTOPHER ERICKSON
                       PRESIDENT AND CO-FOUNDER
                       Chris joined 724 Solutions in September 1997 as President. He is a graduate of the computer engineering program at the University of Waterloo and the University of Toronto Law School.

                       While at the University of Waterloo, Chris worked as a software engineer for a number of companies, including Nortel, Bell-Northern Research, Optical Recording Corporation and Bell Canada. In 1989, he formed IntelliSys Engineering, which became Cygnus Computer Associates Ltd., a software-engineering firm that specializes in designing and developing client-server applications for customers such as Bell Canada, EDS Corporation, Nortel and Hewlett-Packard. In 1994, Chris joined the Toronto office of one of Canada's largest law firms, Fasken Campbell Godfrey, as a corporate/commercial technology lawyer, while continuing on as President of Cygnus. In July 1997, Chris sold his interest in Cygnus, and left Fasken's to start 724 Solutions with Greg Wolfond.

                       Chris holds a number of senior positions with industry associations. He is a director of the Washington D.C. based Computer Law Association, Chairman of the Electronic Commerce Subcommittee of the Investment Funds Institute of Canada and a director of the Foundation for Responsible Computing. Chris has also served as director and General Counsel to the Interactive Multimedia Arts and Technologies Association.

                       KAREN BASIAN
                       CHIEF FINANCIAL OFFICER
                       Karen joined 724 Solutions in February of 1999 as Chief Financial Officer. Prior to joining 724 Solutions, Karen was CFO and VP Finance at Hostess Frito-Lay, helping to bring the division to new level of profitability and market share. Karen initially joined PepsiCo in 1994 as Finance Director for Hostess Frito-Lay, and in 1995 became Director of Strategic Planning for Frito-Lay North America. Karen has also held positions with Deloitte and Touche, where she specialized in International Tax, and Bain and Company as a consultant.

                       Based in Bain's London, UK office, Karen was involved in financial services, mergers and acquisitions and supply chain management with projects throughout Europe and Scandinavia. In 1991, Karen joined Bain's Canadian team as a manager to assist in the development of the first Canadian office in Toronto. In North America, Karen played a key role in Bain's reengineering and customer retention practices as they applied to Telecommunications, Financial Services and Aviation.

                       Karen has an Honor B.A., Business Administration from the University of Western Ontario, an MBA from IMEDE, Lausanne, Switzerland and is a Chartered Accountant. Karen is also a member of the board of directors of the Alumni Association for the University of Western Ontario.

Biography of John Sims
                      John Sims
                      President and Chief Executive Officer
                      TANTAU Software

                      John Sims is the co-founder, president and CEO of TANTAU Software, Inc. Before founding TANTAU, Sims was the Chief Operating Officer of SCC Communications Corp, a service provider to the telecommunications industry. During his tenure at SCC, he was instrumental in managing the dramatic growth of the company, resulting in a successful initial public offering in mid-1998.

                      Before joining SCC in 1995, Sims spent ten years with Tandem Computers, Inc. where he held various senior executive level positions including vice president and general manager of Tandem's worldwide telecommunications business. During that time, Tandem grew from $300 million in revenues to almost $2.5 billion. He served on the board of directors of various Tandem subsidiaries and joint venture companies including software company joint ventures in Singapore and China. Additionally, John participated in the integration of various companies acquired by Tandem, including Ungermann-Bass, ACI (a world leading financial services software provider) and Atalla Corporation.

                      Sims also spent nine years with Burroughs Corporation in various financial and general management positions, both in his native Scotland as well as in the United States.

                      Sims holds a degree in Accounting from the University of Glasgow, Scotland.

                   [724 SOLUTIONS/TANTAU: SLIDESHOW PRESENTATION
                              DATED NOVEMBER 29, 2000]

                        "MONETIZING THE MOBILE INTERNET"


[724 Solutions Logo]                                              [TANTAU Logo]




                    The Leader in Secure Mobile Transactions

SAFE HARBOR STATEMENT

This presentation does not constitute an offer or sale of securities. Investors and security holders are advised to read the registration statement regarding the business combination transaction referenced herein, when it is filed by 724 Solutions and becomes available, because it will contain important information. Investors and security holders will be able to obtain a free copy of the registration statement and other documents filed by 724 Solutions and TANTAU Software when they become available with the Securities Exchange Commission at the Commission's website at www.sec.gov. The registration statement and such other documents may also be obtained without charge from 724 Solutions by directing your request to: Monica Zaied at mzaied@724.com.

This presentation contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include the statements herein about the business and affairs of 724 Solutions and TANTAU Software after the completion of the merger, including the companies' combined competitive position, product offerings and customer base; the companies improved revenues, operating performance and margins; the companies' planned integration of their product offerings; the growth in the number of subscribers for wireless services; the growth in mobile transactions; and demand by financial institutions and consumers for mobile commerce, banking and brokerage services. These statements are based upon current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: any inability to satisfy the conditions for the closing of the merger; any inability to obtain the required governmental approvals for the merger and the registration of the shares; the risk that 724 Solutions' and TANTAU Software's businesses will not be integrated efficiently and successfully, or in the matter described herein; costs related to the merger; any delay, inability or difficulties encountered in increasing 724 Solutions' and TANTAU's combined revenues from their existing and new contracts; competitive products and pricing, any inability of 724 Solutions and TANTAU to offer enhanced product offerings, or to offer these to customers in new industries; any inability that 724 Solutions and TANTAU may have to manage and grow their expanding international operations, and other factors. These and other risks are set forth in more detail in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to its material change reports, Annual Information Form, Form 20-F, Management Information Circular, or documents furnished under cover on Form 6-K and, when filed, 724 Solutions' registration statement on Form F-4. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.

[724 Solutions Logo]                                               [TANTAU Logo]

GREG WOLFOND                                                          JOHN SIMS
CEO, 724 Solutions                                                  CEO, TANTAU


[724 Solutions Logo]                                               [TANTAU Logo]


                                  KAREN BASIAN
                               CFO, 724 Solutions


                              [724 Solutions Logo]

[724 Solutions Logo]                                               [TANTAU Logo]

ACQUISITION SUMMARY

Financial Structure                 Purchase Transaction

Consideration                       19 Million Shares (Including Assumed Options)

Ownership                           724 Solutions - 68%/TANTAU - 32%

Senior Management                   Greg Wolfond              Chairman
                                    John Sims                 CEO
                                    Karen Basian              CFO

New Directors                       Four TANTAU Directors

Key Conditions                      HSR Clearance, Registration of 724 Shares

Target Closing                      First Quarter Calendar 2001



[724 Solutions Logo]                                               [TANTAU Logo]

THE 724 SOLUTION

                                    [Diagram]

[The diagram illustrates that different types of Internet-enabled consumer devices (a PalmPilot connected organizer, a cellular phone, a television, a video game console, a pager and a PC) connect to wireless, cable and wireline networks. These networks connect through the Internet to 724's platform. The diagram indicates that 724's platform provides connects to informational content, financial institutions and merchants. Security is provided between each of these points in the system.]

[724 Solutions Logo]                                               [TANTAU Logo]

TANTAU

Leading Provider of Software That Enables Enterprises to
Conduct High-Volume, Secure Mobile Transactions

-  Core Team From High Performance Research Center at Tandem

-  Proven Technology - Highly Scalable Robust Infrastructure

-  Blue Chip Investors

-  Established Customer Relationships - Large European Base

-  Leading Channel Relationships

                      Strongly Positions 724 Solutions for
                             Rapid Market Expansion

[724 Solutions Logo]                                               [TANTAU Logo]

STRATEGIC RATIONALE


-    Creates Leading Player in Mobile Financial Services

     -   Combined Customer Base Serves More Than 270MM Consumers

-    Expands Addressable Market

-    Accelerates Technology Roadmap

-    Unparalleled Strategic Relationships

-    Completes Global Reach

-    Accelerates Profitability


                             Uniquely Positioned to
                          Monetize the Mobile Internet

[724 Solutions Logo]                                               [TANTAU Logo]

                         MONETIZING THE MOBILE INTERNET

                                    [Diagram]

[The diagram illustrates that the combined company will offer services enabling secure, scalable transactions using different types of Internet-enabled consumer devices. Through the combined companies' services, consumers will be able to use these devices to conduct transactions with portals, content providers, financial institutions, merchants and enterprises.

The diagram comprises an oval with images of different types of consumer devices placed on the left side of the oval. The words and phrases "portals", "content providers", "financial institutions", "merchants" and "enterprises" are set forth at other locations along the outside of the oval. In a circle in the middle of the oval are the logos of 724 Solutions and TANTAU, and the phrase "Enabling Secure, Scalable Transactions." Arrows point from the inside of the circle to the items on the outside of the oval.]


[724 Solutions Logo]                                               [TANTAU Logo]

                       MOBILE TRANSACTIONS - THE NEXT WAVE


                                    [Graphs]

[The graph on the left is entitled "Worldwide - Wireless Internet Subscribers". The graph indicates that wireless Internet subscribers worldwide will grow from
3.8 million in 1999 to 742 million in 2004. The graph states that this is a compounded annual growth rate (CAGR) of 187%. The source of these statistics is Cahners In-Stat Group.]

[The graph on the right is entitled "US - Mobile Transaction Value". The graph indicates that the aggregate value of transactions undertaken in the United States using mobile technology will grow from $29.0 million in 2000 to $20.81 billion in 2004. The graph states that this is a compounded annual growth rate
(CAGR) of 419%. The source of the graph is IDC (2000).]


[724 Solutions Logo]                                               [TANTAU Logo]

                         EVOLUTION OF THE MOBILE MARKET

-    Transactions Are the Next Wave

     -   Already Happening in Europe

-    Security and Scalability Are Critical

-    Financial Institutions Lead the Way


                                    [Diagram]


[The diagram indicates that the mobile market will evolve from content delivery, to messaging, to secure transactions, to monetizing the mobile Internet". An arrow runs from the bottom left hand corner of the diagram to the top right hand corner of the diagram. The arrow curves upward as it moves from left to right, and the size of the arrow itself grows in size. The words "content delivery" appear on the tail of the arrow. As the arrow grows, the words "messaging" and "secure transactions" appear. Ultimately, the arrow points to the phrase "Monetizing the Mobile Internet" in the top right corner of the diagram.]


[724 Solutions Logo]                                               [TANTAU Logo]

TO WIN IN THE MARKET YOU NEED:

-    Rich Applications

-    Highly Scalable Platform

-    Financial Institutions

-    Best-in-Class Strategic Relationships

-    Global Presence

[The above text (excluding the caption) appears within a large arrow which points to the right towards the logos of 724 Solutions and TANTAU, which are located on the right side of the page.]


[724 Solutions Logo]                                               [TANTAU Logo]

LEADER IN ENABLING SECURE MOBILE TRANSACTIONS ACROSS VERTICALS

                                    [Diagram]


[The diagram reflects that the combined company is a leader in enabling secure mobile transactions across industry verticals.]

[The diagram consists of three levels. The bottom portion of the diagram is a rectangular block lying horizontally, and indicates that TANTAU provides adapters, a wireless server and gateways. The middle level of the diagram is a rectangular block lying horizontally, and indicates that 724 Solutions provides application services including alerts, aggregation, payment, PKI portal, device support and content. On top layer are three smaller blocks representing electronic banking, electronic brokerage and m-commerce services, and an arrow pointing to the right indicating that new industry verticals can be added.]

[724 Solutions Logo]                                               [TANTAU Logo]


WORLD CLASS CUSTOMERS

724 Solutions:                                       TANTAU:

Citigroup                                            Chase
Wells Fargo                                          Rabobank International
Bank of America                                      Credit Suisse Group
Wachovia                                             NZSE
Hanvit Bank                                          Barclays
Bank of Montreal                                     Commerzbank
KeyCorp                                              SEB
Bancomer                                             Merita
Harris Bank
Claritybank.com


[724 Solutions Logo]                                               [TANTAU Logo]

WORLD CLASS STRATEGIC RELATIONSHIPS


                  Technology/Channel Partners

     724 Solutions:                                  TANTAU:

     CheckFree Corporation                           Nokia
     Openwave                                        Compaq
     Sun                                             HP
     Exodus                                          Siemens
     Mastercard                                      Interwoven
     Corillian                                       Visa
     Ericsson                                        BEA
                                                     Siebel

724 Solutions and Tantau:                            724 Solutions and Tantau:

Security                                             Device Manufacturers

     Sonera                                          Motorola
     Entrust Technologies                            Palm
     Certicom                                        Ericsson
     Diversinet                                      RIM
     Baltimore                                       Handspring
     VeriSign                                        Nokia
                                                     Qualcomm
                                                     NeoPoint

[724 Solutions Logo]                                               [TANTAU Logo]

CREATES A GLOBAL PRESENCE


                                   [World Map]


[The offices of 724 Solutions and TANTAU are represented on a map of the world by red and green dots, respectively. According to these dots, 724 Solutions has three offices in the Americas, two in Europe, three in East Asia and one in each of South Africa and Australia. Tantau has five offices in the Americas, four offices in Europe and an office in each of East Asia and Australia.

Three pie graphs (which are superimposed over the map) indicate that the combined company will have 538 employees in the Americas, most of which will come from 724 Solutions; 92 employees in Europe, most of which will come from TANTAU; and 22 employees in Asia, most of which will come from 724 Solutions. A larger pie graph at the bottom of the map reflects that the combined company will have a total of 652 employees, approximately 75% of which will come from 724 Solutions.]

[724 Solutions Logo]                                               [TANTAU Logo]

EXPERIENCED MANAGEMENT TEAM


Officer                             Role                               Experience

Greg Wolfond                        Chairman                           Footprint/IBM
John Sims                           CEO                                Tandem
Karen Basian                        CFO                                FritoLay
Harald Sammer                       CTO                                Tandem
Chris Erickson                      Corp Dev                           CYGNUS Computer
Alistair Rennie                     GM, Applications                   IBM
Peter Klante                        GM, Infrastructure                 Vignette


[724 Solutions Logo]                                               [TANTAU Logo]

CUSTOMER TESTIMONIAL:

[CHASE LOGO]

"Having already chosen TANTAU as our enterprise wireless transaction infrastructure, we're pleased that now there will be best of class applications tightly integrated into that infrastructure delivering rapid time-to-market and robust capabilities across a range of financial application areas." -Ameet Patel, Chief Technology Officer, Chase.com


[724 Solutions Logo]                                               [TANTAU Logo]

CUSTOMER TESTIMONIAL:


[BANK OF AMERICA LOGO]

"The acquisition of TANTAU creates a powerful combination of people and technology that is important to Bank of America. We are convinced that providing highly scaleable mobile applications will be an important element of growth in financial services and e-commerce. The new 724 Solutions is an even stronger partner in helping us make this happen." - Jim Dixon, President, Bank of America.com

[724 Solutions Logo]                                               [TANTAU Logo]

BEST IN CLASS PLAYERS DEFINE THE INTERNET INFRASTRUCTURE LANDSCAPE

                                    [Diagram]


[The diagram indicates that the combined company will be a leader in the transactions infrastructure sector of the wireless Internet. The diagram is a large box divided by one vertical line and two horizontal lines into six smaller boxes. The left side of the box is labeled from top to bottom with the captions "Transactions Infrastructure", "Messaging Infrastructure" and "Content Infrastructure". The bottom of the box is labeled from left to right with the captions "Wireline Internet" and "Wireless Internet". The logos of 724 Solutions and TANTAU appear in the top right internal box; the logo of OPENWAVE appears in both middle boxes; and the logo of Inktomi appears in bottom left box.]

[724 Solutions Logo]                                               [TANTAU Logo]

[724 SOLUTIONS LOGO]



                                                              KAREN BASIAN
                                                              CFO, 724 SOLUTIONS







                                                              [TANTAU LOGO]

FINANCIAL HIGHLIGHTS

-    Additive to Historical Revenues and Backlog

-    Target `01 Revenues of $75MM

-    Improved Gross Margins

-    Accelerated Profitability

-    Strong Balance Sheet - > $200MM Cash and Equivalents

[724 Solutions Logo]                                               [TANTAU Logo]

HISTORICAL QUARTERLY REVENUES


                                     [Chart]


[The chart shows the growth of 724 Solutions' quarterly revenues from U.S.$1.2 million in the fourth quarter of 1999, to U.S.$3.1 million in the first quarter of 2000, to U.S.$4.0 million in the second quarter of 2000 and to U.S.$6.1 million in the third quarter of 2000.]

[724 Solutions Logo]                                               [TANTAU Logo]

REVENUE GENERATION


A Typical 724 Solutions Contract                              A Typical TANTAU Contract


License Fees                                                  License Fees
- Per User Per Month/Per Transaction                          - Per User

Application Hosting Services                                  Application Hosting Services
- Per User Per Month                                          - Per User Per Month

Maintenance Fees                                              Maintenance Fees
-  18% of License Fees                                        - 18% of License Fees

Professional Services                                         Professional Services
- Time and Materials                                          - Time and Materials


[724 Solutions Logo]                                               [TANTAU Logo]

BUSINESS MODEL


                                            September 2000                      Target
Revenue
         Product                            57%                                 50%
         Hosting / Maintenance               9%                                 30%
         Service                            34%                                 20%

Gross Margin                                38%                                 60%

S&M                                         59%                                 15%

R&D                                        153%                                 15%

G&A                                         63%                                  5%

Operating Margin(1)                       (238%)                                25%


(1) Excludes Stock-Based Compensation and Amortization of Intangibles

[724 Solutions Logo]                                               [TANTAU Logo]

METRICS FOR SUCCESS


-    OPERATING

     --   License & Hosting Growth / Services Growth

     --   Growth in Footprint and Subscriber Base

-    RELATIONSHIPS / CUSTOMERS

     --   New Customer Wins

     --   Customer Roll-outs

     --   New Industry Verticals

[724 Solutions Logo]                                               [TANTAU Logo]

SUMMARY HIGHLIGHTS


                                            724 Solutions              Combined

Target Revenue `01                          $50MM                      $75MM
Target Gross Margin `01                     43%                        46 - 48%
Target Time to Profitability                Mid `02                    Q1 `02
Headcount                                   487                        652
Footprint (End Users)                       190MM                      270MM


[724 Solutions Logo]                                               [TANTAU Logo]

INTEGRATION MILESTONES


Present                                   Phase I                               Phase II

[There is an arrow running through the above headings in the direction of later phases]


-    Integration Team in Place            - Organization in Place          - Unified Business
                                                                             Processes

-    Formal Integration                   - Combined Product               - Common Support
     Plan                                   Offering                         Infrastructure

-    Combined Product                     - Business Unit                  - Consistent Technology
     Offering Defined                       Objectives Identified            Platform

-    Top 10 Priorities                    - Transition Plans               - First Level Synergies
                                            Documented                       Realized

-    Branding Strategy                    - Interim Reporting


[724 Solutions Logo]                                               [TANTAU Logo]

STRATEGIC RATIONALE

-    Creates Leading Player in Mobile Financial Services

     -- Combined Customer Base Serves More Than 270MM Consumers

-    Expands Addressable Market

-    Accelerates Technology Roadmap

-    Unparalleled Strategic Relationships

-    Completes Global Reach

-    Accelerates Profitability

                             Uniquely Positioned to
                          Monetize the Mobile Internet

[724 Solutions Logo]                                               [TANTAU Logo]

                        "MONETIZING THE MOBILE INTERNET"


[724 Solutions Logo]                                              [TANTAU Logo]




                    The Leader in Secure Mobile Transactions


[724 Solutions Logo]                                               [TANTAU Logo]